Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 17, 2026

RESULT OF VOTING FOR DIRECTORS AT ANNUAL SHAREHOLDERS’ MEETING

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce the results of the vote on Directors at its April 16, 2026 Annual Shareholders’ Meeting.

Each of the nominee directors listed in Fairfax’s management proxy circular dated March 6, 2026 was elected as a director. The voting results for the eleven directors nominated for election are set forth in the table below:

Name of Nominee	Vote For (Aggregate)%		Vote Against (Aggregate)%		Vote For (Subordinate Voting Shares)%		Vote Against (Subordinate Voting Shares)%
Robert J. Gunn	26,114,462	95.44	1,248,949	4.56	10,511,774	89.38	1,248,949	10.62
Karen L. Jurjevich	27,075,235	98.95	288,175	1.05	11,472,547	97.55	288,175	2.45
Christine A. Magee	27,171,930	99.30	191,481	0.70	11,569,242	98.37	191,481	1.63
R. William McFarland	25,896,832	94.64	1,466,577	5.36	10,294,144	87.53	1,466,577	12.47
Christine N. McLean	27,071,056	98.93	292,354	1.07	11,468,368	97.51	292,354	2.49
Brian J. Porter	27,300,769	99.77	62,641	0.23	11,698,081	99.47	62,641	0.53
Timothy R. Price	26,319,391	96.18	1,044,021	3.82	10,716,702	91.12	1,044,021	8.88
Lauren C. Templeton	27,277,810	99.69	85,601	0.31	11,675,121	99.27	85,601	0.73
Benjamin P. Watsa	27,066,811	98.92	296,601	1.08	11,464,122	97.48	296,601	2.52
V. Prem Watsa	25,850,515	94.47	1,512,896	5.53	10,247,826	87.14	1,512,896	12.86
William C. Weldon	26,214,271	95.80	1,149,141	4.20	10,611,582	90.23	1,149,141	9.77

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946